Exhibit (a)(1)(B)

Subject:	NeoPhotonics Corporation Offer to Reprice Eligible Option and Stock Appreciation Rights

To:	Eligible Holders

Date:	November 18, 2014

We are pleased to announce that NeoPhotonics Corporation (“NeoPhotonics”) is commencing an Offer to Reprice Eligible Option and Stock Appreciation Rights (referred to as the “Repricing Offer”) today, November 18, 2014. The Repricing Offer and withdrawal rights will remain open until 9:00 p.m., U.S. Pacific Time, on Wednesday, December 17, 2014, unless the Repricing Offer is extended. If any of the conditions to the Offer are not satisfied or waived, NeoPhotonics Corporation will terminate the Repricing Offer and will not be able to accept any tendered options or stock appreciation rights.

You may take advantage of the Repricing Offer if you are an Eligible Holder and you hold Eligible Options or Eligible SARs. These italicized terms, and all other capitalized terms not otherwise defined herein, are defined in the Offer to Reprice Eligible Option and Stock Appreciation Rights dated November 18, 2014 (the “Offering Memorandum”) that was filed with the U.S. Securities and Exchange Commission and is attached to this e-mail, and generally include all stock options and stock appreciation rights with an exercise price equal to or greater than $4.00 per share (but excluding Performance Awards as described in the Offering Memorandum). Also attached to this e-mail are the following documents related to the Repricing Offer:

•	Election Form

•	Eligible Option and Eligible SAR Information Sheet

•	Notice of Withdrawal

Please note that any repriced Eligible Options or Eligible SARs will be subject to a new vesting schedule, as further described in the Offering Memorandum.

Please carefully read all of the documents included in this e-mail. In order to participate in the Repricing Offer, you must meet the criteria and follow the instructions set forth in the attached documents, including returning, as indicated in the attached documents, your properly completed and signed Election Form and Eligible Option and Eligible SAR Information Sheet, to me, Ian Gray, so that I receive them before 9:00 p.m., U.S. Pacific Time, on Wednesday, December 17, 2014 (or a later expiration date if NeoPhotonics extends the Repricing Offer). The documents must be delivered using one of the delivery methods outlined in the instructions to the Election Form.

If you have any questions about the Repricing Offer, you can contact me at:

Ian Gray

NeoPhotonics Corporation

2911 Zanker Road

San Jose, California 95134

Phone: (408) 232-9200

E-Mail: tender@neophotonics.com

However, please understand that I cannot advise you on whether or not to exchange your options or stock appreciation rights. NeoPhotonics recommends that you speak with your own financial advisor to address questions about your personal decision whether to participate.

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